SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERE TO FILED
PURSUANT TO RULE 13d-2(b)

FEDERAL-MOGUL CORPORATION
(Name of Issuer)

Common Stock
            No par value
(Title of Class of Securities)

          313549107
(CUSIP Number)

                December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

SCHEDULE 13G

CUSIP No. 313549107	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FIDUCIARY COUNSELORS INC. 22-3709903

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not applicable (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION The sate of organization is Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- -0- -0- 7,904,085

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,904,085

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%

12	TYPE OF REPORTING PERSON* IA, CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).      Name of Issuer:

           Federal-Mogul Corporation (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:

           26555 Northwestern Highway, Southfield, Michigan 48034

Item 2(a). Name of Person Filing; (b) Address of Principal Place of Business Office, or if none,
                  Residence; (c) Citizenship:

(a)	Fiduciary Counselors Inc. ("FC"). FC is an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

(b)	The principal business address of FC is 601 Pennsylvania Avenue, N.W., Suite 900--South Building, Washington, D.C. 20004.

(c)	The Reporting Person is a corporation organized under the laws of the State of Delaware.

Item 2(d).      Title of Class of Securities:

          Common stock, no par value per share, of the Issuer (the “Common Stock”).

Item 2(e).      CUSIP Number:

           313549107

Item 3.      If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check
                 Whether the Person Filing is a:

(a)	|_| Broker or dealer registered under section 15 of the Exchange Act.

(b)	|_| Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	|_| Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	|_| Investment company registered under section 8 of the Investment Company Act.

(e)	|X| An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);

(f)	|_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	|_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	|_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|.

(1)	FC is an investment adviser in accordance with Exchange Act Rule 13d-1(b)(1)(ii)(E).

Item 4.      Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) - (b)

    Name                          Amount beneficially owned           Percent of class
----------------------- -------------------------------------- ------------------------
    FC                            7,904,085 (1)(2)                      9.1%  (3)
----------------------- -------------------------------------- ------------------------
(1)	The amount beneficially owned assumes the conversion of the 439,937 shares of the Series C ESOP Convertible Preferred Stock (the "Preferred Stock") at the current conversion rate of two (2) shares of Issuer's Common Stock per share of Preferred Stock.

(2)	This Schedule 13G is being filed by FC in its capacity as independent fiduciary, pursuant to appointment by the Issuer to manage the Federal-Mogul Common Stock Fund ("CSF"), the Federal-Mogul Corporation Series C ESOP Convertible Preferred Stock Fund ("PSF" and together with CSF and, the "Funds") which are investment options in one or more of the following programs: (i) the Federal-Mogul Corporation Employee Investment Program, (ii) the Federal-Mogul Corporation Salaried Employees' Investment Program, and (iii) the Federal-Mogul Corporation 401(k) Investment Program (each a "Plan" and collectively the "Plans"), which appointment became effective December 2, 2002 (FC was then known as Aon Fiduciary Counselors Inc., prior to its sale by its parent Aon Corporation). In connection with FC being appointed as independent fiduciary, the Issuer has amended each of the Plans to confer upon FC full authority, inter alia, to: (i) continue to offer either Fund (as relevant) as an investment option under such Plan on such terms and conditions as FC deems prudent and in the interest of the Plan and its participants and beneficiaries, including without restriction prohibiting or limiting (e.g., as a percentage of a participant's account) further purchases or holdings of Fund units or increasing CSF's holding of cash or cash equivalent investments, (ii) terminate the availability of either Fund (as relevant) as an investment option under such Plan on such terms and conditions as FC shall deem prudent and in the interest of the Plan and its participants and beneficiaries (and notwithstanding any participant or beneficiary investment directions to the contrary), including determining the manner and timing of termination of the Fund and orderly liquidation of its assets and designation of an alternative investment fund (from among those already available) for the investment of the proceeds pending further investment directions of the Plan's participants and beneficiaries and (iii) convert or not convert shares of Preferred Stock held in the PSF into Common Stock, and upon a conversion, thereafter to act with respect to such Common Stock in the same manner as under the CSF. Under the terms of the Plans, dividends paid on the Common Stock held by the Funds, if any, are generally reinvested and used to buy additional shares of Common Stock. The participants in the Plans are allowed to provide confidential directions on how the shares of Common Stock attributable to their accounts should be voted or tendered.

FC disclaims beneficial ownership of (i) the 7,904,085 shares of Common Stock (assuming conversion in full of the Preferred Stock) and (ii) the 439,937 shares of Preferred Stock pursuant to Exchange Act Rule 13d-4. The filing of this Schedule 13G should not be construed as an admission that FC is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of Common Stock covered by this Schedule 13G. This Schedule 13G is filed by FC with respect to Common Stock held in the Funds on behalf of participants in the Plans solely as a result of the appointment by the Issuer of FC as independent fiduciary, as described above. FC does not have any economic interest in the shares of Common Stock held by the Plans. Each Plan participant has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in such participant’s account (subject to the fiduciary powers of FC as described above). Furthermore, each such participant has sole voting power over the Common Stock held in such participant’s account. To the knowledge of FC, (i) no such participant has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d) and (ii) there is no agreement or understanding among such persons to act together for purposes of acquiring, holding, voting or disposing of any such shares.

(3)	According to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 which was filed on November 3, 2003, there were approximately 87,131,298 shares of Common Stock outstanding on November 3, 2003. The percentage beneficial ownership was derived using this number of shares of Common Stock outstanding and assumes the conversion of the 439,937 shares of Preferred Stock at the current conversion rate of two (2) shares of Issuer's Common Stock per share of Preferred Stock.

(c) Number of shares as to which such person has:

----------- ------------------- ------------------- ------------------ ------------------
  Name        Sole power to      Shared power to      Sole power to     Shared power to
            vote or to direct   vote or to direct     dispose or to      dispose or to
                 the vote            the vote          direct the          direct the
                                                     disposition of      disposition of
----------- ------------------- ------------------- ------------------ ------------------
FC                 -0-                 -0-                 -0-           7,904,085 (4)
----------- ------------------- ------------------- ------------------ ------------------

          (4)      See Note 2 above.

Item 5.      Ownership of Five Percent or Less of a Class:

           Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

           See Note 2 above.

Item 7.      Identification and Classification of the Subsidiary which Acquired the Security
                  Being Reported on by the Parent Holding Company:

           Not Applicable

Item 8.      Identification and Classification of Members of the Group.

           Not applicable.

Item 9.      Notice of Dissolution of Group:

           Not applicable.

Item 10.      Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004

FIDICUARY COUNSELORS INC. /s/ Nell Hennessy Name: Nell Hennessy Title: President